Exhibit 99.1

AirMedia Reaches Definitive Agreement to Sell 75% Equity Interest of its Advertising Business for RMB2.1 Billion

Beijing, China – June 15, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced that the Company, AirMedia Technology (Beijing) Co., Ltd., which is a wholly owned subsidiary of the Company in China, Beijing AirMedia Shengshi Advertising Co., Ltd. (the “Seller”), formerly known as Beijing Shengshi Lianhe Advertising Co., Ltd., which is AirMedia’s variable interest entity (“VIE”) in China as well as the controlling shareholder of AirMedia Group Co., Ltd. (“AM Advertising”), and Mr. Herman Guo, who is deemed as actual controller of AM Advertising under PRC law have entered into a definitive equity interest transfer agreement (the “Agreement”) with Beijing Longde Wenchuang Fund Management Co., Ltd. (“Longde Wenchuang” or the “Buyer”) to sell 75% equity interest of AM Advertising (the “Transaction”) for a consideration of RMB2.1 billion in cash (the “Consideration”), which reflected the total valuation of AM Advertising of RMB2.8 billion after the completion of the restructuring.

The Consideration payment will be made in two installments. The first installment of RMB800 million is required to be received within 15 working days after the executions of the Agreement and the fulfillment, or waiver by the Buyer, of certain preconditions, including without limitation, AM Advertising shall have transferred certain of its subsidiaries that are not subject of the transaction out of its group and the key management team members and other employees of AM Advertising shall each have entered into an employment contract for a term of five years or more, a confidentiality agreement and/or non-competition agreement for a term of two years after the termination of employment. The second installment of RMB1.3 billion is required to be received within 15 workings days after the later to occur of the confirmation by Buyer on the audit report of the restructured AM Advertising and the fulfillment of certain preconditions, including without limitation, the termination of the equity transfer agreement with Shenzhen Liantronics Co., Ltd. (“Liantronics”) regarding the transfer of 5% equity interest of AM Advertising to Liantronics and removal of the VIE structure in connection with AM Advertising. The Seller guarantees that the preconditions to the second installment shall be fulfilled no later than September 30, 2015.

AM Advertising is a consolidated affiliated entity and a VIE of AirMedia. Under the Agreement, AirMedia agrees to restructure AM Advertising for the Transaction. After the restructuring, AM Advertising is expected to own and operate all AirMedia’s media business in airports (excluding Digital TV screens in airports and TV-attached digital frames) and all the billboard and LED media outside of airports (excluding gas station media network and digital TV screens on airplanes) (collectively, the “Target Businesses”). After the restructuring, all AirMedia’s businesses other than the Target Businesses, including but not limited to in-flight Wi-Fi business, on-train Wi-Fi business, digital TV screens on airplanes, and gas station media network will be transferred out of AM Advertising and will not form part of the subject businesses under the Transaction.

To complete the Transaction, the Company needs to remove the VIE structure of AM Advertising. AirMedia will hold an extraordinary general meeting (the “EGM”) to approve the Transaction and the removal of the VIE structure of AM Advertising. A Notice of the EGM will be announced soon.

As the result of this Transaction with Longde Wenchuang, AirMedia intends to exercise the call option it obtained under the equity interest transfer agreement with Liantronics and terminate the equity interest transfer of 5% equity interest of AM Advertising to Liantronics. As the time of the execution of the Agreement, AirMedia has not transferred the 5% equity interest of AM Advertising to Liantronics.

After the removal of the VIE structure of AM Advertising, Shenzhen AirMedia Information Technology Co., Ltd., a wholly owned subsidiary of the Company in China, will acquire the remaining 25% equity interest of AM Advertising from the Seller and three individual nominee shareholders, two of them are the Company’s officers.

The Agreement contains an earnout structure, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of restructured AM Advertising in each of the fiscal years of 2015, 2016, 2017, and 2018 (collectively, the “Covered Period”) is less than the profit target of RMB1.0592 billion (the “Profit Target”) (being RMB200 million, RMB240 million, RMB288 million and RMB331.2 million for the fiscal years of 2015, 2016, 2017, and 2018 respectively), other shareholders of AM Advertising, excluding the Buyer, will be obligated to compensate the Buyer for the deficiency by transferring their equity interest in AM Advertising to the Buyer for nil consideration and/or by cash, based on a pre-determined formula with such compensations in aggregate being subject to a cap equal to the amount of the Consideration.

To motivate the management and sales team to achieve the Profit Target, the Buyer agrees to allocate 50% of the surplus of net profit in the Covered Period in excess of the Profit Target as a bonus to the members of the management team of the restructured AM Advertising who are still on duty at the end of the Covered Period.

After the execution of the Agreement, neither party shall arbitrarily terminate the Agreement, or else shall pay the liquidated damages of RMB400 million to the counterparty. During the period from the execution of the Agreement to the completion of the Transaction, the Seller is prohibited from negotiating or entering into any other agreements, contracts and memorandums with other investment institutions in relation to the equity interest transfer of, investment in, and cooperation with AM Advertising. The Seller shall pay the liquidated damages of RMB400 million to the Buyer if it fails to do so.

The Transaction cannot be revoked, unless the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) in relation to the Target Businesses is less than RMB150 million in 2015, i.e. 75% of the profit target of year 2015, or AM Advertising fails to renew at least 80% of the concession right contracts of certain airport after expiration, or AirMedia fails to complete the restructuring by June 30, 2016. Under the aforementioned circumstances, the Buyer may elect to require the Seller to repurchase 75% equity interest of AM Advertising after receiving the notice from the Buyer for an amount equal to the Consideration plus a capital usage fee and less any compensation that the Buyer may have received from the other shareholders.

After the completion of the Transaction, all parties agree to cooperate with each other and endeavor to sell restructured AM Advertising to companies listed on the A-share market of the stock exchanges or New Third Board in China or through the independent initial public offering on China’s stock exchanges or New Third Board in the future.

The Company may apply the Consideration to dividend payments, and to support its fast growing new business of in-flight and on-train Wi-Fi services.

“We believe the terms of the Transaction with Longde Wenchuang are preferable compared with the terms we received or discussed with other potential buyers as we will receive the Consideration all in cash, in a much faster and predictable manner. In addition, the Transaction does not require the scrutiny and approval of government regulators, which will be an imperative procedure if we choose to conduct the transaction with a company listed in China. Furthermore, we will have the opportunity to continue to capitalize on the sale of the remaining 25% of equity interest of AM Advertising at an even more favorable valuation if and when Longde Wenchuang sells the equity interest it purchased to other companies or list AM Advertising on China’s stock exchanges or New Third Board in the future,” remarked Herman Guo, chairman and chief executive officer of AirMedia. “The Targeted Businesses generated net profit of approximately RMB134 million (US$21.59 million) in 2014 on a pro forma basis. We are confident that AM Advertising will be able to achieve the profit target in the earnout. After the completion of the Transaction, we can focus on our emerging in-flight and on-train Wi-Fi business, which, we believe, has a brilliant future for the Company.”

Closing of the Transaction requires necessary approvals, including shareholder approval by AirMedia’s shareholders. There is no assurance that all the necessary approvals will be obtained within the expected time period, or at all.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

About Beijing Longde Wenchuang Fund Management Co., Ltd.

Beijing Longde Wenchuang Fund Management Co., Ltd. (“Longde Wenchuang Fund”) is a private equity fund founded by Beijing Culture & Technology Financing Guarantee Co., Ltd, an affiliate of Beijing Culture Investment Development Group, together with other noted investment organizations, which focuses on investments in outstanding companies in culture and technology industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn